UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28823/July 22, 2009

In the Matter of	:
	:
SCOTTISH WIDOWS INVESTMENT PARTNERSHIP	:
TRUST	:
Two Avenue de Lafayette	:
6th Floor	:
Boston, MA 02111	:
	:
(811-21909)	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Scottish Widows Investment Partnership Trust filed an application
on May 1, 2009, and amended on June 19, 2009, requesting an order
under section 8(f) of the Act declaring that it has ceased to be
an investment company.

On June 26, 2009, a notice of filing of the application was issued
(Investment Company Act Release No. 28803). The notice gave
interested persons an opportunity to request a hearing and stated
that an order disposing of the application would be issued unless
a hearing was ordered. No request for a hearing has been filed,
and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                    Florence E. Harmon
                    Deputy Secretary